PE
3-31-02

02024695

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

CanAlaska Ventures Ltd.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.
(Registrant)

Date: April 4, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	CanAlaska Ventures Ltd.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 688-2582
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	ir@canalaska.com
Web Site Address:	www.canalaska.com
For Quarter Ended:	2002/01/31
Date of Report:	2002/03/27

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr"	Harry Barr	2002/03/27
"Bernard Barlin"	Bernard Barlin	2002/03/27

CANALASKA VENTURES LTD.

(Prepared by Management)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2002

CanAlaska Ventures Ltd.
(Formerly International CanAlaska Resources Ltd.)
(An Exploration Stage Company)

Statement 1

Consolidated Balance Sheet

Canadian Funds

ASSETS		January 31, 2002		April 30, 2001
Current				
Cash	$	213,741	$	385,560
Accounts and advances receivable		17,125		15,490
Portfolio investments *(Note 6)*		750,163		431,282
Loan receivable from related party *(Note 12b)*		47,700		-
		1,028,729		832,332
Restricted Cash *(Note 5)*		82,784		284,373
Long-Term Investments *(Note 7)*		21,500		307,321
Mineral Property Costs - *Schedule (Note 8)*		2,271,939		2,035,007
Capital Assets *(Note 9)*		82,224		82,224
	$	3,487,176	$	3,541,257
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	2,456	$	83,125
Due to related parties *(Note 12b)*		-		-
Current portion of loan payable		2025		7,326
Subscriptions received		-		-
		4,481		90,451
Loan Payable *(Note 10)*		15,540		15,540
Continued Operations *(Note 1)*				
Commitments *(Note 14)*				
SHAREHOLDERS' EQUITY				
Share Capital - *Statement 2 (Note 11)*		18,448,070		18,126,970
Deficit - *Statement 3*		(14,980,915)		(14,691,704)
		3,467,155		3,435,266
	$	3,487,176	$	3,541,257

ON BEHALF OF THE BOARD:

"Harry Barr", Harry Barr, Director

"Bernard Barlin", Bernard Barlin, Director

- See Accompanying Notes -

CanAlaska Ventures Ltd.
(An Exploration Stage Company)

Statement 2

Consolidated Statement of Changes in Shareholders' Equity

Canadian Funds

	Common Shares			Accumulated		
	Number		Amount		Deficit		Total
Balance - 30 April 1998	19,515,850	$	15,687,177	$	(7,936,836)	$	7,750,341
Issuance of shares for:							
- Cash	1,665,556		336,750		-		336,750
- Property	50,000		6,500		-		6,500
Loss for the year	-		-		(2,984,772)		(2,984,772)
Balance - 30 April 1999	21,231,406		16,030,427		(10,921,608)		5,108,819
Issuance of shares for:							
- Private placement	990,000		148,500		-		148,500
- Property	325,000		62,000		-		62,000
- Exercise of options	130,000		26,500		-		26,500
Balance - 3 December 1999 - pre-consolidated	22,676,406		16,267,427		(10,921,608)		5,345,819
Balance - 3 December 1999 - post-consolidated	4,535,281		16,267,427		(10,921,608)		5,345,819
Issuance of shares for:							
- Private placement	2,000,000		400,000		-		400,000
- Exercise of warrants	33,000		24,750		-		24,750
Loss for the year	-		-		(502,796)		(502,796)
Balance - 30 April 2000	6,568,281		16,692,177		(11,424,404)		5,267,773
Issuance of shares for:							
- Private placement	3,255,778		1,405,200		-		1,405,200
- Exercise of warrants	325,000		74,750		-		74,750
Share issuance costs	71,724		(45,157)		-		(45,157)
Loss for the year	-		-		(3,267,300)		(3,267,300)
Balance - 30 April 2001	10,220,783	$	18,126,970	$	(14,691,704)	$	3,435,266
Issuance of shares for:							
- Private placement	1,900,000		190,000		-		190,000
- Exercise of warrants	-		-		-		-
- Property	595,000		131,100		-		131,100
Share issuance costs	-		-		(10,000)		(10,000)
Loss for the year	-		-		(279,211)		(279,211)
Balance - 31 January 2002	12,715,783	$	18,448,070	$	(14,980,915)	$	3,467,155

- See Accompanying Notes -

CanAlaska Ventures Ltd.
(An Exploration Stage Company)

Statement 3

Consolidated Statement of Loss and Deficit

Canadian Funds

	For the three months ended January 31,		For the nine months ended January 31,	
	2002	2001	2002	2001
General and Administrative Expenses				
Consulting and financing fees	$ 23,363	$ 5,852	$ 45,588	$ 46,216
Shareholder relations	17,717	831	44,326	61,269
Management fees	21,845	19,845	61,535	59,535
Travel, food and lodging	3,370	1,793	8,256	51,449
Rent	10,004	16,343	30,011	26,744
Accounting and audit	6,541	3,229	28,474	10,608
Insurance, licenses and filing	5,659	7,917	31,295	29,728
Wages, commissions and benefits	5,797	6,209	17,399	24,341
Legal fees	-	4,874	3,594	32,071
Office and miscellaneous	1,930	(615)	15,365	20,445
Telephone	1,588	1,207	5,502	4,890
Bank charges and interest	430	578	1,307	2,524
	98,244	68,063	292,652	369,820
Other Items				
Mineral property costs written off	-	-	-	-
Write-down of investments *(Note 6)*	-	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Interest and other income	(694)	(2,139)	(7,020)	(13,212)
Loss (gain) on sale of portfolio investments	836	(1,672)	(6,421)	(1,672)
Foreign exchange, *net*	-	-	-	-
	142	(3,811)	(13,441)	(14,884)
Loss for the Period	98,386	64,252	279,211	354,936
Deficit – Beginning of period	14,872,529	12,138,737	14,691,704	11,848,053
Share issue costs	10,000	14,172	10,000	14,172
Deficit – End of Period	$ 14,980,915	$ 12,217,161	$ 14,980,915	$ 12,217,161

- See Accompanying Notes –

CanAlaska Ventures Ltd.
(An Exploration Stage Company)

Consolidated Statement of Cash Flows

Canadian Funds

	For the three months ended January 31,		For the nine months ended January 31,	
Cash Resources Provided By (Used In)	2002	2001	2002	2001
Operating Activities				
Loss for the period	$ (98,386)	$ (64,252)	$ (279,211)	$ (354,936)
Items not affecting cash				
Loss (gain) on sale of portfolio investments	(6,421)	(1,673)	(6,421)	(1,673)
Loss from equity investments	-	-	-	-
Write-down of investments	-	-	-	-
Mineral property costs written off	-	-	-	-
Amortization	-	-	-	-
Gain on sale of capital assets	-	-	-	-
	(104,807)	(65,925)	(285,632)	(356,609)
Changes in non cash working capital	(58,916)	(54,054)	(134,448)	(19,279)
	(163,723)	(119,979)	(420,080)	(375,888)
Investing Activities				
Proceeds from (purchase of) short-term investments	(320,727)	-	(318,881)	-
Proceeds from (purchase of) long-term investments	307,321	54,000	285,821	(614,499)
Mineral property expenditures	(27,010)	83,058	(200,737)	(102,992)
Recovery of mineral property expenditures	32,905	-	94,905	-
Option payments received	15,564	-	43,264	25,000
Proceeds from (purchase of) capital assets	-	-	-	
	8,053	137,058	(95,628)	(692,491)
Financing Activities				
Advances from (to) related parties	(47,700)	-	(47,700)	(10,124)
Loan payable	-	-	-	-
Shares issued	190,000	-	190,000	191,968
	142,300	-	142,300	181,844
Net Increase (Decrease) in Cash	(13,370)	17,079	(373,408)	(886,535)
Cash position – Beginning of period	309,895	191,404	669,933	1,095,018
Cash Position - End of Period	$ 296,525	$ 208,483	$ 296,525	$ 208,483
Cash Position Consists of:				
Cash	$ 213,741	$ 208,483	$ 213,741	$ 208,483
Restricted cash	82,784	-	82,784	-
	$ 296,525	$ 208,483	$ 296,525	$ 208,483

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Shares issued for mineral properties	$ 2,800	$ -	$ 117,600	$ -
Shares issued for finders' fees	$ 2,500	$ -	$ 13,500	$ -

- See Accompanying Notes -

CanAlaska Ventures Ltd.
(An Exploration Stage Company)

Schedule

Consolidated Schedule of Mineral Property Costs

Canadian Funds

	Acquisition Costs Jan. 31, 2002	Exploration Costs Jan. 31, 2002	Total Costs Jan. 31, 2002	April 30, 2001
Alaska Properties				
Acquisition	-	-	-	48,327
General exploration costs	-	13,978	13,978	804
Option payments received	(15,200)	-	(15,200)	-
	(15,200)	13,978	(1,222)	49,131
British Columbia Property				
Quesnel Canyon				
Option payments received	-	-	-	-
Manitoba Property				
Starlight				
Option payments	26,500	-	26,500	25,000
Option payments received	(28,064)	-	(28,064)	25,000
Exploration costs recovered	-	(94,905)	(94,905)	25,000
General exploration costs	-	94,905	94,905	15,215
	(1,564)	-	(1,564)	40,215
Ontario Properties				
Mantle Lake				
Option payments	49,500	-	49,500	25,000
General exploration costs	-	32,918	32,918	24,539
	49,500	32,918	82,418	49,539
Fire River				
Option payments	74,500	-	74,500	45,000
Geophysical	-	16,647	16,647	-
	74,500	16,647	91,147	45,000
Quebec Properties				
Glitter Lake				
Option payments	5,600	-	5,600	-
General exploration costs	-	23,953	23,953	2,954
Geophysical	-	-	-	41,919
	5,600	23,953	29,553	44,873
Otish Mountain				
Option payments	35,000	-	35,000	-
General exploration costs	-	1,600	1,600	-
Geophysical	-	-	-	-
	35,000	1,600	36,600	-
Labrador Property	-	-	-	(2,600)
Other Properties	-	-	-	35,814
Costs for the Period	147,836	89,096	236,932	261,972
Balance - Beginning of year	612,818	1,422,189	2,035,007	3,810,312
Mineral property costs written off	-	-	-	(2,037,277)
Balance - End of Period	$ 760,654	$ 1,511,285	$ 2,271,939	$ 2,035,007

- See Accompanying Notes -

Consolidated Notes to Financial Statements

31 January 2002
Canadian Funds

1. Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $14,980,915.

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties. As an exploration stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the consolidated financial statements, the recovery of the company's investment in its resource properties is dependent upon the discovery, development and sale of ore reserves, the ability to farm out its resource properties and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Incorporation and Nature of Business

The company was incorporated on 22 May 1985 in British Columbia as Canadian Gravity Recovery Ltd. and changed its name to CanAlaska Resources Ltd. on 20 June 1985. The company remained inactive until 8 June 1987, at which time it commenced operations.

Pursuant to a Special Resolution passed November 1999, the company changed its name to CanAlaska Ventures Ltd. and consolidated its share capital on the basis of one new share for five old shares. Authorized share capital was increased to 100,000,000 shares, post-consolidation.

The company is in the process of exploring its mineral properties but on the basis of information available to date, has not yet determined whether these properties contain ore reserves which are economically recoverable. The underlying value of the mineral properties and related deferred expenditures is entirely dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete development and upon future profitable production.

During the year ended April 30, 2001, the company has also acquired an interest in a software company which is developing an internet web-based software program. The underlying value of this investment is entirely dependant upon the ability of the company to obtain necessary financing to complete development and upon future profitable operations *(Note 7)*.

3. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a) Consolidation

These consolidated financial statements include the accounts of the company's wholly owned subsidiaries, CanAlaska Resources Ltd. USA ("U.S.A."), and International CanAlaska de Mexico S.A. de C.V. (inactive). These subsidiaries have been accounted for using the purchase method.

b) Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee. Other investments are recorded on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c) Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d) Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

3. Significant Accounting Policies - *Continued*

e) Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization. The company provides for amortization on the following basis:

- Office equipment - 20% declining balance method
- Automotive equipment - 30% declining balance method
- Mining equipment - 30% declining balance method

One-half of the above rate is taken in the year of acquisition.

f) Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

g) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company. No compensation expense is recognized for stock options.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h) Joint Ventures

Certain of the company's properties are the subject of joint venture agreements. Where joint venture agreements exist, the company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

i) Loss per Share

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. Fully diluted earnings per share has not been disclosed as it is anti-dilutive.

j) Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. Significant Accounting Policies - *Continued*

k) Income Taxes

In the current year, the company changed its policy for accounting for income taxes by adopting the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of the asset and liability method did not impact amounts reported in the prior year.

4. Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts and advances receivable, portfolio investments, deposits, restricted cash, accounts payable, amounts due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5. Restricted Cash

Under the terms of a flow-through share agreement, the company is obligated to expend $308,050 on exploration expenses *(Note 11bii)*. Details are as follows:

Flow-through share commitment	$	308,050
Expenditures incurred to 31 January 2002		(225,266)
Restricted cash as at 31 January 2002	$	82,784

6. Portfolio Investments

Details are as follows:

	Jan. 31, 2002							
	Number of Shares	% Owned		Book Value		Market Value		April 30, 2001
Pacific North West Capital Corp. ("PFN")	1,034,800	5.5%	$	228,208	$	620,880	$	972,712
International Freegold Mineral Development Inc. ("ITF")	1,263,500	3.5%		113,523		63,175		116,145
Other portfolio investments (see note 7)	n/a	n/a		408,432		408,432		86,929
			$	750,163	$	1,092,487	$	1,175,786

These investments have been accounted for using the cost method. Both PFN and ITF are companies with certain directors in common with the company. During the year ended April 30, 2001, the company had a gain on sale on portfolio investments of $17,160 (2000 - $514,887) of which $15,487 (2000 - $314,090) was on the sale of PFN shares and $NIL (2000 - $164,898) was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

Consolidated Notes to Financial Statements

31 January 2002
Canadian Funds

7. Long-Term Investments

Details are as follows:

		Jan. 31, 2001		April 30, 2001
WebDispatchers Corp.	$	21,501	$	1
Newsgurus.com Inc. (see note 6)		-		307,320
	$	21,501	$	307,321

a) **WebDispatchers**

Pursuant to a Financing and Management Agreement dated February 2000, the company earned a 40% share interest in WebDispatchers, a British Columbia private company involved in software development, by investing $525,158 as at April 30, 2001.

Due to the ongoing losses of the investment, as well as market conditions, management has written down its investment in WebDispatchers to a nominal value. The total write-down is $525,157 for the year ended April 30, 2001.

b) **Newsgurus.com Inc. ("Newsgurus")**

The company entered into an agreement and has advanced U.S. $200,000 (CDN $307,320) by way of a convertible loan to Newsgurus, a Nevada U.S.A. company involved with providing opinions and information in the areas of money, health and lifestyles through the internet, bearing interest at 7% per annum payable July 2001. The company has converted this amount into 686,000 Class A common voting shares. Newsgurus subsequently changed its name to "Secure Enterprise Solutions Inc." and currently trades on the OTC.BB. $307,320 is included in "other portfolio investments in Portfolio Investments" . See note 6.

8. Mineral Property Costs

Details are as follows:

	Acquisition Jan 31, 2002	Deferred Exploration Jan 31, 2002	**Jan. 31, 2002**	April 30, 2001
Alaska Properties	$ 158,391	$ 1,297,728	**$ 1,456,119**	$ 1,457,341
British Columbia Properties				
Quesnel Canyon	299,000	53,812	**352,812**	352,812
Zeballos	-	-	-	-
Manitoba Property				
Starlight	36,500	2,151	**38,651**	40,215
Ontario Properties				
Mantle Lake	74,500	57,457	**131,957**	49,539
Fire River	119,500	16,647	**136,147**	45,000
Sudbury	-	-	-	-
Quebec Properties				
Glitter Lake	50,827	68,826	**119,653**	90,100
Lac Rocher	-	-	-	-
Otish Mountain	35,000	1,600	**36,600**	-
Labrador Property	-	-	-	-
	$ 773,718	$ 1,498,221	**$ 2,271,939**	$ 2,035,007

a) **Alaska Properties**

The company has acquired several mineral claims and has options to acquire further mineral claims located in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. as follows:

i) **Rainbow Hill Claims**

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii) **Gold Hill Claims**

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims. Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

b) **British Columbia Properties**

i) **Quesnel Canyon**

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia. Four claims were acquired from a related corporation pursuant to agreements dated May 1987 and February 1990, for consideration of $75,000 cash, $50,000 in administration services, expending $60,000 on the property and by issuing 82,143 post-consolidation shares at a value of $2.80 per share. In October 1996, the company acquired ten placer claims by staking.

8. Mineral Property Costs - *Continued*

b) **British Columbia Properties** - *Continued*

i) **Quesnel Canyon** - *Continued*

By agreements dated January 1995, February 1996, July 1996 and June 1999, the company granted Monitor Gold International Corporation ("Monitor") an option to purchase a 100% interest in the claims by paying to the company $50,000 per year beginning September 1999 and thereafter each July, until the total of $327,000 is paid. After the total is paid in full, the company will retain 3% of gold production for the life of the project. The company has received $123,000 to date from Monitor. Monitor has not made the July 2000 $50,000 payment and therefore, the agreement is in default.

ii) **Zeballos**

Pursuant to an option and joint venture agreement dated August 1988 and amended November 1988, the company earned a 50% interest in 22 crown-granted and 11 reverted crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties. Due to market conditions and the lack of exploration undertaken on the property, management has written off the costs of this property during the year ended April 30, 2001.

c) **Manitoba Property**

Starlight

By agreement dated 20 April 2001, the company has the option to acquire a 100% interest in the Starlight claims located in Manitoba. In order to complete the terms of the agreement, the company shall, at its option, make payments and issue shares as follows:

	Payments	Shares
Reimburse the vendor any costs associated with the vendor acquiring the property (paid)	$ 25,000	-
Within 15 days of regulatory approval (issued)	-	100,000
On or before the first anniversary of regulatory approval	-	100,000
	$ 25,000	200,000

By agreement dated 25 September 2001, the company granted Valerie Gold Resources Ltd. (Valerie) an option to earn up to an undivided 60% interest in the Starlight claims. In order to complete the terms of the agreement, Valerie shall, at its option, make payments and issue shares as follows:

	Payments	Shares
On execution of agreement (received)	$ 12,500	50,000
March 20, 2002	12,500	50,000
On or before the first anniversary of regulatory approval	-	50,000
Within 10 days of the first diamond drill program	-	50,000
Within 60 days of the completion of a feasibility study	-	100,000
September 20,2004	20,000	-
	$ 45,000	300,000

Valerie must also complete $1 million in exploration expenditures by the year 2006.

8. Mineral Property Costs - *Continued*

d) Ontario Properties

i) Mantle Lake

By agreement dated 10 April 2001, the company has the option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Mantle Lake Claims, situated in Bader, Echum, Margh and Collishaw Townships in Ontario. In order to complete the terms of the agreement, the company shall, at its option, make payments, issue shares and incur exploration costs as follows:

		Payments	Shares
Upon signing (paid and issued)	$	25,000	200,000
On or before 31 March 2002		25,000	100,000
On or before 31 March 2003		25,000	100,000
On or before 31 March 2004		25,000	-
On or before 31 March 2005		75,000	-
	$	175,000	400,000

The company reimbursed $25,000 in staking costs to the vendor. Should a bankable feasibility study be completed on the claims, then an additional 100,000 shares of the company will be issued.

The company has the option to purchase 50% of the net smelter royalty for $1,000,000.

There is a finder's fee agreement relating to this agreement whereby the company will issue 100,000 common shares of the company to a third party (25,000 shares have been issued during the quarter ended July 31, 2001).

ii) Fire River

By agreements dated 28 February 2001 and 7 May 2001, the company has the option to acquire an 80% interest in 58 mineral claims in the Fire River claims, located in the Porcupine Mining Division in Ontario. In order to complete the terms of the agreement, the company shall, at its option, make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares
Upon signing (paid) *	$	45,000	-
Within 10 days of regulatory approval (issued)*		-	200,000
On or before 6 July 2001(paid) *		25,000	-
On or before 6 May 2002 *		30,000	200,000
	$	100,000	400,000

* These payments and the value of share issuances will be counted towards the exploration expenditures requirement. The issuance of shares are subject to the completion of a Phase I exploration program as well as a third party consultant recommendation to a Phase II exploration program.

8. Mineral Property Costs - *Continued*

d) Ontario Properties - *Continued*

ii) Fire River - *Continued*

Required exploration expenditures to be incurred on the properties are as follows:

	Cumulative Expenditures
On or before 31 December 2001	$ 100,000
On or before 30 April 2002	275,000
On or before 31 December 2002	375,000
On or before 30 April 2003	475,000
On or before 31 December 2003	650,000
On or before 30 April 2004	750,000
On or before 31 December 2004	1,125,000

The company has the right to relinquish up to 40% of the area on or before 6 May 2002 and 20% per year in each year thereafter. The company's holding costs will be reduced proportionately.

Upon completion of the required exploration expenditures, the participants will automatically be deemed to have entered into a joint venture agreement.

There is a finder's fee agreement relating to this agreement whereby the company will issue 25,000 common shares of the company to a third party (25,000 shares have been issued during the quarter ended July 31, 2001).

e) Quebec Properties

i) Glitter Lake

By agreement dated February 1999, the company has the option to earn a 100% interest in 91 claims upon payment of staking costs of $32,667 and the issuance of 40,000 shares of the company (10,000 issued at a value of $0.85 per share in prior year).

The property is subject to a 1.5% net smelter return.

During the nine months ended 31 January 2002, the company issued 20,000 shares at a value of $0.28 per share.

ii) Lac Rocher

By agreement dated February 1999, the company has the option to earn a 100% interest in 99 claims upon payment of staking costs of $39,060 and the issuance of 40,000 shares of the company (10,000 issued at a value of $0.85 per share in prior year).

The property is subject to a 1.5% net smelter return.

During the year ended April 30, 2001, the company abandoned these claims and accordingly, all related costs have been written off.

8. Mineral Property Costs - *Continued*

e) Quebec Properties - *Continued*

iii) Otish Mountain

By agreement dated December 6 2001, the company has the option to earn a 100% interest in the Otish Mountain claims upon payment of staking costs of $46,456 and the issuance of 200,000 shares of the company. The company must also incur exploration and development expenditures of $300,000 over a period of three years from date of regulatory approval.

The property is subject to a 3.0% net smelter return.

f) Labrador Property (Newfoundland)

The company has acquired the following properties in Newfoundland.

i) 100% of two licences through staking

ii) 100% of four licenses for consideration of $16,720 and the issuance of 30,000 shares at a price of $0.32 per share and 30,000 shares at a price of $0.40 per share.

iii) 50% interest in one license pursuant to an agreement dated December 1997.

The company had entered into the following agreements to dispose or option certain of the above licenses as follows:

i) 50% interest to Columbia Yukon Resources Ltd. ("Columbia") in two licenses. Pursuant to the option agreement, a 50:50 joint venture agreement was entered into with Columbia in March 1997 to continue exploration on the two licenses.

ii) 33% interest in two licenses and one license held 50% by the company were optioned to Mandorin Goldfields Inc. ("MGI") (formerly Emerging Growth Technologies Inc.). During the year ended 30 April 1999, the company and MGI agreed to cancel this agreement in return for 528,000 shares of MGI being paid to the company. These shares were received in April 2000 and recorded at a value of $52,800 or $0.10 per share.

iii) 50% interest in two licenses representing 192 claims to Pacific North West Capital Corp. ("PFN") for net consideration of 300,000 shares of PFN at a deemed value of $0.20 per share. Title to 50% of this property was transferred to PFN during the year ended 30 April 1999.

Due to market conditions and the lack of exploration undertaken on the property, management has written off the costs of this property during the year ended April 30, 2001.

9. Capital Assets

Details are as follows:

		Cost		Accumulated Amortization		**January 31, 2002 Net Book Value**		April 30, 2001 Net Book Value
Office equipment	$	190,709	$	150,398	**$**	**40,311**	$	40,311
Automotive equipment		68,230		34,797		**33,433**		33,433
Mining equipment		215,516		207,036		**8,480**		8,480
	$	474,455	$	392,231	**$**	**82,224**	$	82,224

10. Loan Payable

The loan payable relates to a vehicle and bears interest at 10.75% per annum, repayable in monthly payments of $777. The loan matures 27 February 2004 and is secured by the vehicle. Principal payments due are as follows:

2002	$	2,025
2003		8,110
2004		7,430
	$	17,565

11. Share Capital

a) Authorized Shares

100,000,000 shares with no par value.

b) Private Placements

i) The company has issued 1,062,242 flow-through shares in the year ended April 30, 2001 for cash proceeds of $308,050. The company must incur qualifying expenditures totalling $308,050 on or before 30 April 2003 and renounce these to the flow-through investor. These expenditures are an expense belonging to the flow-through investor, not the company. As at 31 January 2002, the company had incurred $193,167 of qualified expenditures *(Note 5).*

c) Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors. The exercise price of an option is not less than the closing price on the Canadian Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

11. Share Capital - *Continued*

c) Share Purchase Options - *Continued*

A summary of the company's options at 31 January 2002 is as follows:

As at 31 January 2002, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	48,000	$ 0.50	21 May 2003
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
	500,065		

d) Share Purchase Warrants

As at 31 January 2002, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants			
	404,000	$ 1.58	5 February 2002
	198,000	$ 0.99	5 February 2002
	1,675,000	$ 0.23	14 February 2002
	2,500,000	$0.29/0.35	10 April 2002/2003
	1,900,000	$ 0.10	15 Jan. 2007
	6,677,000		

12. Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a) Details are as follows:

		2002
Consulting fees	$	**15,944**
Management fees	$	**61,535**
Rent	$	**30,011**

b) An amount of $47,700 is due from International Freegold Mineral Development Inc., a public company with directors in common. This amount has a 10% annual interest rate with no specific repayment terms.

13. Income Taxes

The company has non-capital losses for income tax purposes of approximately $3,868,000 that may be applied against taxable income in future years and expire as follows:

		Amount
2002	$	625,000
2003		771,000
2004		341,000
2005		1,016,000
2006		682,000
2007		433,000
	$	3,868,000

The company also has approximately $4,800,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

14. Commitments

a) By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer. Compensation is $7,000 per month plus benefits. The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is renewable at three year periods with mutual consent. The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b) By agreement dated 1 July 2001, the company entered into a five year lease for premises with a company controlled by a director and officer. Minimum basic rent is as follows:

		Amount
2002	$	25,272
2003		25,272
2004		25,272
2005		25,272
2006 (expiry in June 2006)		4,212
	$	105,300

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

____ Schedule A
X Schedules B and C
(Place X in appropriate categor

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CANALASKA VENTURES LTD.	02/01/31	02/03/27

ISSUER'S ADDRESS

2303 WEST 41ST AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	PRESIDENT	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.canalaska.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	02/03/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"BERNARD BARLIN"	BERNARD BARLIN	02/03/27

(Electronic signatures should be entered in "quotations".)

Management Discussion
Third Quarter

In early December, 2001, CanAlaska Ventures Ltd. ("CanAlaska") announced that it had entered into negotiations with a private Ontario company to acquire a land position in the Otish Mountain area of Quebec. The Otish Mountain area has been receiving considerable attention with the recent discovery by Ashton Mining of Canada of diamondiferous kimberlite. At present there are over 60 companies active within this area of Quebec. The rush has been fuelled by the latest announcement from Ashton Mining of Canada that drilling on the Renard targets intersected diamondiferous kimberlitic rock. The Renard lies between two of CanAlaska's properties 25 km SE of one and 35km NW of the other. As kimberlites often occur in clusters of up to a 100 km in size, CanAlaska's Management is confident that it has acquired favourable prospective ground based on a preliminary evaluation of both regional geophysical and geological data.

At present an airborne magnetic survey is currently underway to aid in the delineation of targets for future ground follow up, and is expected to be completed shortly. CanAlaska has contracted Terraquest Ltd of Mississauga, Ontario to complete a 2,700 line km airborne magnetic survey over its four main blocks in the Otish Mountain area of Quebec.

CanAlaska intends to explore these projects either by funding itself or through funding by a third party through option or joint venture arrangements.

The Management of CanAlaska continues to pursue an aggressive acquisition program for diamond, gold and platinum group metal properties. Further new project acquisitions are planned throughout 2002.

On behalf of the Board of Directors, we thank you for your continued support and should you have any questions please do not hesitate to contact me directly at 1.800.667.1870 or hbarr@canalaska.com.

Summary of Results of the Operation

The third quarter ending January 31, 2002 resulted in a net loss of $279,211 which compares with a loss of $354,936 for the same period in 2001. General and administrative expenses for the period ending January 31, 2002 were $292,652, a decrease of $77,168 over the same period in 2001. Travel costs of $8,256 were incurred, a decrease of $43,193 over the previous year while all other general and administrative costs were relatively the same when compared to the previous year. During the period, $131,100 was incurred to acquire mineral properties through the issuance of 595,000 shares. Total exploration expenditures of $184,001 were incurred while $94,905 was recovered thru an option agreement. Interest income was $7,020 as compared to $13,212 the previous year.

The Company has a portfolio of investments with a book value of $750,163 and a market value of $1,092,487 as at January 31, 2002. The main investments consist of 1,034,800 shares of Pacific North West Capital Corp., 1,263,500 shares of International Freegold Mineral Development Inc. and 686,000 shares of Secure Enterprise Solutions Inc.

During January, 2002 1,900,000 shares were issued to raise $190,000. Working capital at January 31, 2002 was $1,024,248 and the total issued and outstanding shares were 12,715,783.

Shareholder relations activities undertaken by the company during the first 9 months ended January 31, 2002 cost $44,326 which included attendance at various trade shows. The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company's behalf.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President and CEO

CANALASKA VENTURES LTD.
JANUARY 31, 2002
(IN CANADIAN DOLLARS)
SCHEDULE B

Section 1:

Related Transaction - Current Fiscal Year To-Date:

Management fees totalling $61,535 have been paid to a Company controlled by a Director and Officer. Rent in the amount of $30,011 has been paid to a company controlled by a Director and Officer. Consulting fees of $15,944 were paid to an Officer.

Section 2:

A. Securities Issued During Quarter Ended January 31, 2002.

Mineral Property	10,000	$0.28	Nov. 6/01
Finders Fee	25,000	$0.10	Nov. 26/01
Private Placement	1,900,000	$0.10	Jan. 16/02

B. Options Granted During Quarter Ended January 31, 2002.

NIL

Section 3:

A. Authorized And Issued Share Capital As At January 31, 2002.

Authorized share capital 100,000,000 common shares without par value. A total of 12,715,783 shares have been issued for a total of $18,448,070.

B. Outstanding Options As At January 31, 2002.

May 21, 2003	48,000	$0.50
Feb. 2, 2004	37,000	0.50
May 31, 2004	20,000	0.50
Feb. 23, 2005	202,000	0.50
April 18, 2006	85,000	0.50
Aug. 7, 2006	10,000	0.50
Aug. 28, 2006	22,500	0.50
May 15, 2007	38,900	0.50
Nov. 24, 2007	36,665	0.50
Total	500,065	

CANALASKA VENTURES LTD.
JANUARY 31, 2002
(IN CANADIAN DOLLARS)
SCHEDULE B

B. Outstanding Warrants As At January 31, 2002.

February 5, 2002	404,000	1.58
February 5, 2002	198,000	0.99
February 14, 2002	1,675,000	0.23
April 10, 2002,2003	2,500,000	0.29/0.35
January 15, 2007	1,900,000	0.10
Total	6,677,000	

C. Shares In Escrow Or Subject To Pooling As At January 31, 2002.

Common Shares in Escrow

Nil

D. List Of Directors and Officers As At January 31, 2002.

Harry Barr, Bernard Barlin, Colin Bird, Hubert Marleau and Taryn Downing.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 2, 2001

Item 3: Press Release

A Press release dated and issued February 2, 2001 in Vancouver, BC through Stockwatch Market News, and SEDAR.

Item 4: Summary of Material Change

Private Placement of up to 2,500,000 units at a price of $0.29 per unit for gross proceeds of up to $725,000.

Item 5: Full Description of Material Change

Private Placement – see news release dated February 2, 2001

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 2, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 7, 2001

Item 3: Press Release

A Press release dated and issued February 7, 2001 in Vancouver, BC through Stockwatch Market News, and SEDAR.

Item 4: Summary of Material Change

184,00 Stock options have been granted at a exercise price of $0.28 for a period of five years.

Item 5: Full Description of Material Change

Stock Options – see News Release dated February 7, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 7, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

March 2, 2001

Item 3: Press Release

A Press release dated and issued March 2, 2001 in Vancouver, BC through Stockwatch Market News, and SEDAR.

Item 4: Summary of Material Change

550,065 Stock options ranging from $1.00 to $2.25 have been repriced to $0.50 and the expiry dates will be extended for an additional five years.

Item 5: Full Description of Material Change

Stock Options – see News Release dated March 2, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 2, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27030901

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

March 9, 2001

Item 3: Press Release

A Press release dated and issued March 9, 2001 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Property acquisition located in the James Bay Lowlands of Northern Ontario, the Fire River Diamond Project.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated March 9, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 9, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 10, 2001

Item 3: Press Release

Canadian Venture Exchange Bulletin dated April 10, 2001.

Item 4: Summary of Material Change

Approval of Private Placement of 2,500,000 units at a price of $0.29 per unit for gross proceeds of up to $725,000.

Item 5: Full Description of Material Change

Private Placement – see CDNX Bulletin of April 10, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

April 10, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27041401

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 19, 2001

Item 3: Press Release

A Press release dated and issued April 19, 2001 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Property acquisition of the Wawa Diamond Project located in Northern Ontario.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated April 19, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 22, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 23, 2001

Item 3: Press Release

A Press release dated and issued April 23, 2001 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Property acquisition of the Starlight Diamond Project located in Manitoba.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated April 23, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

April 23, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

June 15, 2001

Item 3: Press Release

A Canadian Venture Exchange Bulletin dated and issued June 15, 2001 in Vancouver, BC.

Item 4: Summary of Material Change

Approval of the Property acquisition of the Starlight Diamond Project located in Manitoba.

Item 5: Full Description of Material Change

Property Acquisition – see CDNX Bulletin dated June 15, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

June 15, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27070901

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

July 9, 2001

Item 3: Press Release

Canadian Venture Exchange Bulletin dated and issued July 9, 2001 in Vancouver, BC.

Item 4: Summary of Material Change

Property acquisition located in the James Bay Lowlands of Northern Ontario, the Fire River Diamond Project has been approved.

Item 5: Full Description of Material Change

Property Acquisition – see CDNX Bulletin dated July 9, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

July 9, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

July 16, 2001

Item 3: Press Release

A Canadian Venture Exchange Bulletin dated and issued July 16, 2001 in Vancouver, BC.

Item 4: Summary of Material Change

Approval of Property acquisition of the Wawa Diamond Project located in Northern Ontario.

Item 5: Full Description of Material Change

Approval of Property Acquisition – see CDNX Bulletin dated July 16, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

July 16, 2002
Date

"Taryn Downing"
Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

October 4, 2001

Item 3: Press Release

A Press release dated and issued October 4, 2001 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Property Option of the Starlight Diamond Project located in Manitoba.

Item 5: Full Description of Material Change

Property Option – see news release dated October 4, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

October 4, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27102401

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

October 24, 2001

Item 3: Press Release

A Canadian Venture Exchange Bulletin dated and issued October 24, 2001 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Approval of the Property Option of the Starlight Diamond Project located in Manitoba.

Item 5: Full Description of Material Change

Property Option – see CDNX Bulletin dated October 24, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

October 24, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27112201

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

November 22, 2001

Item 3: Press Release

A Press release dated and issued November 22, 2001 in Vancouver, BC through Stockwatch Market News, and SEDAR.

Item 4: Summary of Material Change

Private Placement of up to 2,000,000 units at a price of $0.10 per unit for gross proceeds of up to $200,000.

Item 5: Full Description of Material Change

Private Placement – see news release dated November 22, 2001

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

November 22, 2001
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27011502

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

January 15, 2002

Item 3: Press Release

Canadian Venture Exchange Bulletin dated January 15, 2002.

Item 4: Summary of Material Change

Approval of Private Placement of 1,900,000 units at a price of $0.10 per unit for gross proceeds of up to $190,000.

Item 5: Full Description of Material Change

Private Placement – see CDNX Bulletin of January 15, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

January 15, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

27012002

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

January 20, 2002

Item 3: Press Release

A Press release dated and issued January 20, 2002 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Property Acquisition in the Otish Mountain area of Quebec.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated January 20, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 22, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 1, 2002

Item 3: Press Release

A Canadian Venture Exchange Bulletin dated and issued February 1, 2002 in Vancouver, BC.

Item 4: Summary of Material Change

Approval of Property Acquisition in the Otish Mountain area of Quebec.

Item 5: Full Description of Material Change

Approval of Property Acquisition – see CDNX Bulletin dated February 1, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 1, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

Z+022602

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 26, 2002

Item 3: Press Release

A Press release dated and issued February 26, 2002 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Airborne Magnetic Survey Commenced on Otish Mountain Diamond Project

Item 5: Full Description of Material Change

See news release dated February 26, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officer

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 27, 2002____________
Date

"Taryn Downing"

____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary____________
Official capacity